**CORPORATE SECRETARIAL SERVICES DEPARTMENT**
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2005 DEC 14 P 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**CITY DEVELOPMENTS LIMITED**
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2015/05/LTR

12 December 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

***BY COURIER***

05013276

SUPPL

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 5 December 2005 (*Notice of a New Substantial Shareholder's Interest*);
- 9 December 2005 (*Notice of a New Substantial Shareholder's Interest*); and
- 9 December 2005 (*Further Information in relation to the Notice of a Substantial Shareholder's Interest (Aberdeen Asset Management plc and its subsidiaries) released by City Developments Limited on 5 December 2005*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
DEC 20 2005
THOMSON FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

*EL/kw*



36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

| **Notice of a Substantial Shareholder's Interest *** |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 05-Dec-2005 18:30:05 |
| Announcement No. | 00066 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 05-12-2005 |
| 2. | Name of Substantial Shareholder * | Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group (Refer to Annex A) |

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of Deemed Interest | 01-12-2005 |
| 2. | Name of Registered Holder | Shares held by various custodians (Refer to Annex B) |
| 3. | Circumstance(s) giving rise to the interest or change in interest | Open Market Purchase |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of Shares held before the change | 0 |
| As a percentage of issued share capital | 0 % |
| No. of Shares which are subject of this notice | 44,658,388 |
| As a percentage of issued share capital | 5.0251 % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | 8.6659 |
| No. of Shares held after the change | 44,658,388 |
| As a percentage of issued share capital | 5.0251 % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | The change in the percentage level | From % To % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | |

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 0 |
| As a percentage of issued share capital | 0 % | 0 % |
| No. of shares held after the change | 0 | 44,658,388 |
| As a percentage of issued share capital | 0 % | 5.0251 % |

Footnotes

The percentage of issued ordinary share capital is based on 888,701,224 ordinary shares of $0.50 each as at 1 December 2005.

Amount of consideration (excluding brokerage and stamp duties) per share paid is based on average consideration of the purchases made from 3 October 2005 to 1 December 2005

**Attachments:**

AnnexA.pdf
AnnexB.pdf
Total size = **76K**
(2048K size limit recommended)

**Annex A**

| Name of Company : | % owned by Aberdeen Asset Management PLC : | Country of registration : |
|---|---|---|
| Aberdeen Asset Management Asia Limited | 100 | Singapore |
| Aberdeen Asset Management Limited [a] | 100 | Australia |
| Aberdeen Asset Managers Limited | 100 | UK |
| Aberdeen Asset Management, Inc | 100 | USA |
| Aberdeen International Fund Managers Limited | 100 | Hong Kong |
| Aberdeen International Management Ireland Limited | 100 | Ireland |
| Aberdeen Unit Trust Managers Limited | 100 | UK |
| Edinburgh Fund Managers plc [b] | 100 | UK |
| Aberdeen Fund Management Limited | 100 | UK |

[a] Held by Aberdeen Asset Management Holdings Limited
[b] Held by Edinburgh Fund Managers Group Limited

**Annex B**

| Custodian | Current Holdings |
|---|---|
| Bank of New York - Singapore | 900,000 |
| BBH Investment Services (Japan) Inc | 525,000 |
| BNP Paribas Security Services - Dublin | 5,500,000 |
| BNP Paribas Security Services - London | 6,415,000 |
| BNP Paribas Security Services - Luxembourg | 13,936,000 |
| BNP Paribas Security Services - Sydney | 245,000 |
| Brown Brothers Harriman HK Limited | 482,092 |
| Citibank - Jersey | 155,000 |
| HSBC Institutional Trust Services (Singapore) Limited | 900,000 |
| HSBC Investment Bank PLC | 120,000 |
| JP Morgan Chase | 2,000,000 |
| JP Morgan Chase & Co - London | 335,000 |
| Kleinwort Benson Guernsey Fund Services | 46,000 |
| Northern Trust Custodial Services (Ireland) Limited | 268,000 |
| Royal Trust Corporation of Canada | 2,700,000 |
| *State Street Bank & Trust Company - Singapore* | 230,000 |
| State Street Bank and Trust Company Limited - London | 6,512,000 |
| The Northern Trust Company- Chicago | 411,000 |
| The Northern Trust Company- London | 1,225,000 |
| US Bank | 83,000 |
| New Funds from Integration^ | 1,670,296 |
| | |
| | |
| | |
| **Total shares with proxy voting rights** | 44,658,388 |
| | |
| | |
| **% of listed company's share capital** | 5.03% |

**^ Holdings result from acquisition of Deutsche Asset Management UK entities.**

**Notice of a Substantial Shareholder's Interest** *

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 09-Dec-2005 17:27:04 |
| Announcement No. | 00072 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 08-12-2005 |
| 2. | Name of Substantial Shareholder * | Aberdeen Asset Management Asia Ltd ("AAMAL") |

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of Interest | 07-12-2005 |
| 2. | Name of Registered Holder | Shares held by various custodians (refer to Annex A provided by the Substantial Shareholder) |
| 3. | Circumstance(s) giving rise to the interest or change in interest | Open Market Purchase |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of Shares held before the change | 35,179,092 |
| As a percentage of issued share capital | 3.9606 % |
| No. of Shares which are subject of this notice | 10,633,296 |
| As a percentage of issued share capital | 1.1944 % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | 8.2662 |
| No. of Shares held after the change | 45,812,388 |
| As a percentage of issued share capital | 5.1550 % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | The change in the percentage level | From % To % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | |

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 35,179,092 |
| As a percentage of issued share capital | 0 % | 3.9606 % |
| No. of shares held after the change | 0 | 45,812,388 |
| As a percentage of issued share capital | 0 % | 5.1550 % |

Footnotes

% of issued share capital before the change is based on the Company's issued share capital of 888,220,288 ordinary shares of $0.50 each as at 27 September 2005.

% of issued share capital after the change is based on the Company's issued share capital of 888,701,504 ordinary shares of $0.50 each as at 7 December 2005.

**Attachments:**

AnnexA.pdf
Total size = **26K**
(2048K size limit recommended)

Annex A - (Holdings as at 7/12/2005)

| Custodian | Current Holding |
|---|---|
| Bank of New York - Singapore | 900,000 |
| BBH Investment Services (Japan) Inc | 546,000 |
| BNP Paribas Security Services - Dublin | 5,500,000 |
| BNP Paribas Security Services - London | 7,385,000 |
| BNP Paribas Security Services - Luxembourg | 14,268,000 |
| BNP Paribas Security Services - Sydney | 245,000 |
| Brown Brothers Harriman HK Limited | 482,092 |
| Citibank - Jersey | 155,000 |
| HSBC Institutional Trust Services (Singapore) Limited | 900,000 |
| HSBC Investment Bank PLC | 120,000 |
| JP Morgan Chase | 2,000,000 |
| JP Morgan Chase & Co - London | 335,000 |
| Kleinwort Benson Guernsey Fund Services | 46,000 |
| Northern Trust Custodial Services (Ireland) Limited | 268,000 |
| Royal Trust Corporation of Canada | 2,700,000 |
| *State Street Bank & Trust Company - Singapore* | 230,000 |
| State Street Bank and Trust Company Limited - London | 6,512,000 |
| State street Bank-Boston | 1,501,296 |
| The Northern Trust Company- Chicago | 411,000 |
| The Northern Trust Company- London | 1,225,000 |
| US Bank | 83,000 |
| **Total shares with proxy voting rights** | 45,812,388 |
| **% of listed company's share capital** | 5.1550% |

| **Miscellaneous** |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 09-Dec-2005 17:30:35 |
| Announcement No. | 00075 |

| **>> Announcement Details** |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | Further information in relation to the Notice of a Substantial Shareholder's Interest (Aberdeen Asset Management plc and its subsidiaries) released by City Developments Limited ("CDL" or the "Company") on 5 December 2005 |
| Description | Further to the Notice of a Substantial Shareholder's Interest of Aberdeen Asset Management plc and its subsidiaries, a substantial shareholder of the Company (the "Substantial Shareholder") released on 5 December 2005, we attach an amended Annex B furnished by the Substantial Shareholder to the Company on 8 December 2005, which supercedes that released on 5 December 2005. |
| **Attachments:** | Amended_AnnexB.pdf<br>Total size = **33K**<br>(2048K size limit recommended) |

Amended Annex B - (Holdings as at 01/12/2005)

| Custodian | Current Holdings |
|---|---|
| Bank of New York - Singapore | 900,000 |
| BBH Investment Services (Japan) Inc | 525,000 |
| BNP Paribas Security Services - Dublin | 5,500,000 |
| BNP Paribas Security Services - London | 6,415,000 |
| BNP Paribas Security Services - Luxembourg | 13,936,000 |
| BNP Paribas Security Services - Sydney | 245,000 |
| Brown Brothers Harriman HK Limited | 482,092 |
| Citibank - Jersey | 155,000 |
| HSBC Institutional Trust Services (Singapore) Limited | 900,000 |
| HSBC Investment Bank PLC | 120,000 |
| JP Morgan Chase | 2,000,000 |
| JP Morgan Chase & Co - London | 335,000 |
| Kleinwort Benson Guernsey Fund Services | 46,000 |
| Northern Trust Custodial Services (Ireland) Limited | 268,000 |
| Royal Trust Corporation of Canada | 2,700,000 |
| State Street Bank & Trust Company - Singapore | 230,000 |
| State Street Bank and Trust Company Limited - London | 6,512,000 |
| The Northern Trust Company- Chicago | 411,000 |
| The Northern Trust Company- London | 1,225,000 |
| US Bank | 83,000 |
| Pictet Cie ,Geneva^ | 50,000 |
| State Street Bank-Boston^ | 1,620,296 |
| | |
| | |
| Total shares with proxy voting rights | 44,658,388 |
| | |
| | |
| % of listed company's share capital | 5.0251% |

^ Holdings result from acquisition of Deutsche Asset Management UK entities.